[redacted]

09042453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 31 2009
Washington, DC
121

SEC FILE NUMBER
8- 45150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cressman Esser Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 E. Diehl Road, Suite 140
(No. and Street)

Naperville,	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Cressman (630) 505-5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

* ng. 9/16

AB 9/24

OATH OR AFFIRMATION

I, James P. Cressman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cressman Esser Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
MARY D ESSER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/04/10

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESSMAN ESSER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cressman Esser Securities, Inc.

We have audited the accompanying statement of financial condition of Cressman Esser Securities, Inc. as of June 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cressman Esser Securities, Inc. as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 21, 2009

CRESSMAN ESSER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$ 985
Receivable from broker/dealers	26,074
TOTAL ASSETS	$ 27,059

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to affiliate	$ 426
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 30,000
Additional paid-in capital	27,300
Retained earnings (Deficit)	(30,667)
Total Shareholders' Equity	$ 26,633
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 27,059

The accompanying notes are an integral part of this financial statement.

CRESSMAN ESSER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of Cressman Esser, Inc. and was incorporated in the state of Illinois on July 8, 1992. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in November, 1992. Effective May 1, 2008, the Company no longer receives managed account fees from its customers. See Note 3 for further information.

Securities Transactions - Revenues and related expenses arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurement - FASB Statement No. 157 (SFAS No. 157) creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. No valuation techniques have been applied to any assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2009 the Company's net capital and required net capital were $26,633 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 2%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of Cressman Esser, Inc. (Parent). The Company is also affiliated with Cressman Esser Investment Advisors, Inc. (CEIA). The three companies report their income on a consolidated basis for income tax purposes.

As mentioned in Note 1, effective May 1, 2008, the Company no longer receives managed account fees from its customers. Those customers became customers of CEIA, a registered investment advisor. The advisory fees earned by CEIA due to this relationship were $228,020 for the year ended June 30, 2009.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses. The expenses incurred to the Parent for the year ended June 30, 2009 are as follows:

Compensation and related benefits	$ 17,108
Occupancy	3,602
Communications	1,192
Other	4,295
Total	$ 26,197

CRESSMAN ESSER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

On June 7, 2006, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. The Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement also states that the Company may not have any similar agreements with other broker/dealers, except to accommodate transactions not covered by this agreement. The Clearing Broker/dealer may terminate the agreement by giving 30 days prior written notification and either party may terminate immediately for cause. Other terms of the agreement put restrictions on one party hiring the other party's employee(s) without written consent of the other party. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

CRESSMAN ESSER SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Cressman Esser Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Cressman Esser Securities, Inc. for the period ended June 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period July 1, 2008 to June 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Cressman Esser Securities, Inc. taken as a whole.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 21, 2009

CRESSMAN ESSER SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 150
Less Payments Made:			
	Date Paid	Amount	
			0
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 150
Payment made with Form SIPC 7T			$ 150

See Accountant's Report

CRESSMAN ESSER SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2009

Total revenue	$ 6,987
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	6,981
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	821
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 7,802
SIPC NET OPERATING REVENUES	$ (815)
GENERAL ASSESSMENT @ .0025 *Not less than $150 minimum*	$ 150

See Accountant's Report